

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2021

Peter J. Gordon
Director
AB Commercial Real Estate Private Debt Fund, LLC
1345 Avenue of the Americas
New York, NY 10105

> **Re: AB Commercial Real Estate Private Debt Fund, LLC**
> **Registration Statement on Form 10-12G**
> **Filed August 2, 2021**
> **File No. 000-56320**

Dear Mr. Gordon:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael Darby